

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2023

Kirk Taylor
President and Chief Financial Officer
American Acquisition Opportunity Inc.
12115 Visionary Way
Fishers, Indiana 46038

>   **Re: American Acquisition Opportunity Inc.**
>   **Form 10-K for the year ended December 31, 2022**
>   **Filed March 22, 2023**
>   **File No. 001-40233**

Dear Kirk Taylor:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2022

ITEM 9A. CONTROLS AND PROCEDURES., page 45

1.   We note that you have disclosed that principal executive officer and principal financial and accounting officer have concluded that disclosure controls and procedures were effective based on an evaluation conducted during the fiscal quarter ended June 30, 2022. Please amend your Form 10-K to address your conclusion with respect to disclosure controls and procedures as of December 31, 2022.

2.   We were not able to locate a conclusion on the effectiveness of your internal controls over financial reporting within your disclosures on page 45. Please amend your Form 10-K to provide managment's conclusion with respect to internal controls over financial reporting as of December 31, 2022.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

3.   We note that the audit report does not cover the balance sheet as of 12-31-21 or the related financial statements for the period 1-20-21 (inception) to 12-31-21. In an amended Form 10-K filing, please include a revised audit report from your auditor which addresses these financial statement periods.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joan Guilfoyle